SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)
________________________

NATHAN’S FAMOUS, INC.
(Name of Subject Company)
________________________

NATHAN’S FAMOUS, INC.
(Names of Filing Persons - Offeror)
________________________

Common Stock, $.01 Par Value
(Title of Class of Securities)
________________________

632347100
(CUSIP Number of Class of Securities)
________________________

Eric Gatoff
Chief Executive Officer
Nathan’s Famous, Inc.
One Jericho Plaza
Jericho, New York 11753
(516) 338-8500
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies To:
Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower, 65 East 55th Street
New York, New York 10022
(212) 451-2300

CALCULATION OF FILING FEE:

Transaction Valuation(1)	Amount of Filing Fee(2)
$22,000,000	$2,215.40

(1)           The transaction value is estimated only for purposes of calculating the filing fee.  The transaction value was calculated assuming that 500,000 outstanding shares of common stock, par value $.01 per share, will be purchased at the maximum tender offer price of $44.00 per share.

(2)           The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001007 multiplied by the proposed maximum offering price.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $2,091.60
Form or Registration No.: Schedule TO
Filing Party: Nathan’s Famous, Inc.
Date Filed: September 18, 2015

Amount Previously Paid:  $123.80
Form or Registration No.: Schedule TO
Filing Party: Nathan’s Famous, Inc.
Date Filed: November 17, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on September 18, 2015, as amended on October 19, 2015 and November 17, 2015 (together with any subsequent amendment and supplement thereto, the “Schedule TO”), which relates to the offer (the “Offer”) by Nathan’s Famous, Inc. (the “Company”) to purchase up to 500,000 shares of its common stock, $0.01 par value per share, at a price per share of not less than $41.00 nor greater than $44.00, net to the seller in cash, less any applicable withholding taxes and without interest.  The Offer is being made upon the terms and subject to the conditions in the Offer to Purchase dated September 18, 2015 (the “Original Offer to Purchase”), as supplemented and amended by the Supplement to the Offer to Purchase dated November 17, 2015 (the “Supplement” and, together with the Original Offer to Purchase, the “Offer to Purchase”), and the related Amended Letter of Transmittal. The Original Offer to Purchase, Supplement and Amended Letter of Transmittal were filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(G) and (a)(1)(H), respectively.

The information in the Offer to Purchase and the related Amended Letter of Transmittal is incorporated herein by reference in response to all of the items of Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.  Additional Information

“Item 11. Additional Information” to the Schedule TO is hereby amended and supplemented by adding the following information to the end thereof:

On December 3, 2015, the Company issued a press release announcing the preliminary results of the Offer, which expired at 5:00 p.m., Eastern Standard Time, on Wednesday, December 2, 2015. A copy of such press release is filed as Exhibit (a)(5)(E) to this Schedule TO and is incorporated herein by reference.

 Item 12.  Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(E)   Press release dated December 3, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 3, 2015	NATHAN’S FAMOUS, INC.

	By:	/s/ Ronald G. DeVos
	Name:	Ronald G. DeVos
	Title:	Vice President - Finance and Chief Financial Officer

Exhibit Index

The following are attached as exhibits to this Schedule TO:

(a)	(1)	(A)	Offer to Purchase for Cash, dated September 18, 2015.*
		(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).*
		(C)	Notice of Guaranteed Delivery.*
		(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.*
		(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.*
		(F)	Form of letter to stockholders.*
		(G)	Supplement to the Offer to Purchase, dated November 17, 2015.**
		(H)	Amended Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).**
		(I)	Amended Notice of Guaranteed Delivery.**
		(J)	Supplemental form of letter to brokers, dealers, commercial banks, trust companies and other nominees.**
		(K)	Supplemental form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.**
		(L)	Supplemental form of letter to stockholders.**
	(5)	(A)	Press Release dated September 11, 2015 (Incorporated by reference to the Company’s Current Report on Form 8-K, filed on September 11, 2015).
		(B)	Press Release dated September 18, 2015.*
		(C)	Press Release dated October 19, 2015.***
		(D)	Press Release dated November 13, 2015 (Incorporated by reference to the Company’s Current Report on Form 8-K, filed on November 13, 2015).
		(E)	Press Release dated December 3, 2015.
(b)	Not applicable.

(d)	(1)
Rights Agreement, dated as of June 5, 2013, between the Company and AST, as Rights Agent, which includes form of Rights Certificate as Exhibit A and the Summary of Rights to Purchase as Exhibit B (Incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed on June 11, 2013).

(2)
Indenture, dated as of March 10, 2015, by and among the Company, certain of its wholly owned subsidiaries, as guarantors, and U.S. Bank National Association, a National Banking Association, as trustee and collateral trustee (including the form of Note) (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed March 12, 2015).

	(3)	The Company’s 2010 Stock Incentive Plan (Incorporated by reference to Exhibit A to the Company’s Proxy Statement on Schedule 14A, filed on July 23, 2010).
	(4)	Amendment to the Company’s 2010 Stock Incentive Plan (Incorporated by reference to Exhibit A to the Company’s Proxy Statement on Schedule 14A, filed on July 23, 2012).
	(5)	401K Plan and Trust (Incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 (No. 33-56976)).
(6)
Employment Agreement, dated as of December 15, 2006, by and between the Company and Howard M. Lorber (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on December 18, 2006).

(7)
Amendment, dated as of November 1, 2012, to the Employment Agreement, dated as of December 15, 2006, by and between the Company and Howard M. Lorber (Incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, filed on November 2, 2012).

(8)
Employment Agreement, dated as of December 15, 2006, by and between the Company and Eric Gatoff (Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on December 18, 2006).

(9)
Amendment, dated as of August 3, 2010, to the Employment Agreement, dated as of December 15, 2006, by and between the Company and Eric Gatoff (Incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, filed on August 6, 2010).

	(10)	Restricted Stock Agreement with Howard M. Lorber, dated November 1, 2012 (Incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, filed on November 2, 2012).
	(11)	Restricted Stock Agreement with Eric Gatoff, dated June 4, 2013 (Incorporated by reference to Exhibit 10.27 to the Company’s Annual Report on Form 10-K, filed on June 14, 2013).

	(12)	Transition Agreement and Release with Wayne Norbitz, dated as of June 10, 2015 (Incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K, filed on June 12, 2015).
	(13)	Consulting Agreement with Wayne Norbitz, dated as of June 10, 2015 (Incorporated by reference to Exhibit 10.25 to the Company’s Annual Report on Form 10-K, filed on June 12, 2015).
(g)	None.
(h)	Not applicable.

* Filed with Schedule TO dated September 18, 2015

** Filed with Amendment No. 2 to Schedule TO dated November 17, 2015

*** Filed with Amendment No. 1 to Schedule TO dated October 19, 2015